Exhibit 77C

The Board of Directors (the "Board") of the Cohen & Steers Dividend Majors Fund, Inc. (the "Fund") called a special meeting of stockholders (the "Meeting") of the Fund to be held on April 24, 2014. The Meeting was called in order to vote on the merger (the "Merger") of the Fund with and into Cohen & Steers Total Return Realty Fund, Inc. ("RFI"). On April 24, 2014, stockholders of the Fund approved the Merger by the affirmative vote of a majority of the Fund's outstanding shares of common stock. The number of shares voted with respect to the proposal is as follows:

Proposal 1: To approve an Agreement and Plan of Reorganization (the "Agreement") providing for the transfer of all of the assets of the Fund to RFI in exchange for shares of common stock of RFI and the assumption by RFI of all of the liabilities of the Fund, the distribution of such RFI shares to the stockholders of the Fund in complete liquidation of the Fund and deregistration of the Fund as an investment company pursuant to the Investment Company Act of 1940, as amended.

Shares of Common Stock

Shares Voted For          Shares Voted Against           Shares Voted Abstain

6,563,783.632		386,818.302		 291,407.567